Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions except ratio)

Six Months Ended June 30, 2006
Earnings:
Income from continuing operations before income tax expense(1)	$759
Adjustments:
Fixed charges added to earnings	45
Dividends from equity affiliates	—
Amortization of capitalized interest	7

$811

Fixed Charges:
Net interest expense(2)	43
Portion of rental expense representative of interest	2

Fixed charges added to earnings	45
Capitalized interest	31

$76

Ratio of earnings to fixed charges	10.7

(1)	Income from continuing operations before income tax expense, minority interest and equity income of affiliates.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.